SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

H&R Block, Inc.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

093671105
(CUSIP Number)

12/31/2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093671105	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Jupiter Asset Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,505,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,505,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,505,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%
12	TYPE OF REPORTING PERSON OO, FI

CUSIP No. 093671105	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER:

H&R Block, Inc. (the “Issuer”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One H&R Block Way Kansas City, Missouri 64105

Item 2(a).	NAME OF PERSON FILING:

Jupiter Asset Management Limited

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Jupiter Asset Management Limited The Zig Zag Building, 70 Victoria Street, London SW1E 6SQ, United Kingdom

Item 2(c).	CITIZENSHIP:

England and Wales

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, without par value (“Common Stock”)

Item 2(e).	CUSIP NUMBER:

093671105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 093671105	13G/A	Page 4 of 6 Pages

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	OWNERSHIP

Jupiter Asset Management Limited

(a)                Amount Beneficially Owned: 10,505,000

(b)                Percent of Class: 5.38%. The percentages set forth in this Item 4 and in the rest of this Schedule 13G/A are based upon a total of 195,246,026 Shares outstanding as of November 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2019 filed with the Securities and Exchange Commission on December 6, 2019.

(c)                 Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 10,505,000 Common Stock

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 10,505,000 Common Stock

Jupiter Asset Management Limited provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts (the “Client Accounts”) over which it has investment discretion. The securities of the issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts. This statement should not be construed as an admission that Jupiter Asset Management Limited is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, a beneficial owner of any securities covered by this statement.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Client Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock, however, no interest on any Client Account relates to more than five percent of the Common Stock.

CUSIP No. 093671105	13G/A	Page 5 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

N/A

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 093671105	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2020

JUPITER ASSET MANAGEMENT LIMITED

/s/ Paula Moore
Name: Paula Moore
Title: Chief Operating Officer